SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 November 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Number	Exhibit Description
99.1	Director Shareholding dated 29 October 2004
99.2	Debt Refinancing dated 11 November 2004
99.3	Bond Tender Offer dated 11 November 2004

Exhibit 99.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not directors) under an Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

18,430

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of £1.00 each

12. Price per share

N/A

13. Date of transactions

27 October 2004

14. Date company informed

29 October 2004

15. Total holding in the Trust following this notification

2,803,272 Ordinary shares

16. Total percentage holding of issued class following this notification

Negligible

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Company Secretarial Assistant

Date of Notification

29 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.2

InterContinental Hotels Group PLC
11 November 2004

InterContinental Hotels Group PLC Refinances Debt

InterContinental Hotels Group PLC ("IHG") announces today it has signed a new £1.6bn syndicated banking facility, which will provide flexible committed funding over the medium term and will replace its existing $1.5bn syndicated banking facility. The £1.6bn facility comprises a 5-year £1.1bn revolving credit facility and a 364-day £500m revolving credit facility. The facility has an initial margin of 37.5 bps over LIBOR and will be used, inter alia, to finance a tender offer launched today to repurchase for cash IHG's Euro denominated 4.75% bonds due 2010, which have a nominal value of € 600m, and to finance the separate redemption at par for cash of those outstanding of IHG's Sterling denominated 5.75% bonds due 2007, which have a nominal value of £18.1m.

The key benefits of the refinancing are:

  Provision of flexible and certain funding during IHG's programme of asset disposals and return of funds to shareholders;

  Reduced annual financing costs through the new syndicated facility being provided at a lower debt coupon than the existing banking facility and the bonds.

Under the tender offer for IHG's Euro denominated 4.75% bonds due 2010, IHG will invite current bondholders to tender their bonds at a fixed tender spread over a benchmark German Government bond and to consent to the amendment of the terms of the bonds to give IHG a call option feature at par on any bonds which are not submitted in the tender offer. The offer is expected to result in IHG repurchasing tendered bonds at a premium to par value. Any repurchase premium will be treated as an exceptional profit and loss account charge.

Separately, the outstanding Sterling denominated bonds issued by Six Continents PLC and due 2007 will be redeemed at their nominal principal amount of £18.1m together with accrued interest to the date of redemption. Notice of early redemption has been given today to the bondholders.

Full details of the tender offer proposal can be found in the Notice of Terms of Tender Offer dated 11 November 2004, issued today.

For further information, please contact:

IHG Contacts
Investor Relations:	+44 (0) 1753 410 176
Media relations:	+44 (0) 7808 094 471
Bondholder Contact for the 2010 Tender Offer
Lead Dealer Manager	JPMorgan
John Cavanagh: +44 (0) 20 7742 7506

Important Notice

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by IHG, J.P. Morgan Securities Ltd., Barclays capital and HSBC Bank PLC to inform themselves about, and to observe, any such restrictions.
This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Tender Offer are sought by this press release.
The Tender Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of the Notes in any jurisdiction in which the making or tender thereof will not be in compliance with the laws of such jurisdiction. Please refer to the Notice of Terms of Tender Offer dated 11 November 2004 for a listing of further restrictions.
The Tender Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid. The Tender Agent will not accept any tender on behalf of IHG by any such use, means, and instrumentality of facility of from within the United States. Any Noteholder who holds its notes through a custodian in the United States should contact the Lead Dealer Manager.
The Tender Offer is not being made in the Republic of Italy ("Italy") and the tender offer document has not been submitted to the clearance procedure of Commissione Nazionale per le Societa e la Borsa pursuant to Italian laws and regulations and may not be used in Italy in connection with the Tender Offer. Accordingly, holders of Notes are hereby notified that, to the extent such holders are Italian residents or located in the Republic of Italy, the Tender Offer is not available to them and, as such, any tenders received from such persons shall be void and neither the tender offer document nor any other material relating to the Tender Offer may be distributed or made available in Italy.

Exhibit 99.3

InterContinental Hotels Group PLC
11 November 2004

Press Release

InterContinental Hotels Group PLC launches bond Tender Offer.

InterContinental Hotels Group PLC ("IHG") announced today that it is offering to purchase for cash (the "Tender Offer") its €600 million 4.75% Notes due 20 October 2010 (the "Notes"). In conjunction with the Tender Offer, IHG will be calling noteholders' meetings seeking to add a call option to the Notes to enable IHG to redeem those Notes which are not submitted in the Tender Offer (the "Noteholders' Meetings").

IHG has recently signed a new £1.6bn syndicated bank facility which will provide it with flexible funding for the next five years. The Tender Offer demonstrates IHG's continued commitment towards optimising its sources of funding and provides 2010 Noteholders with the opportunity to realise price gains on the Notes.

The Tender Offer begins on 11 November 2004 and ends on 3 December 2004 at 5:00 p.m. (CET). The Noteholders' Meetings are scheduled to occur on 6 December 2004. Assuming successful passage of the proposed resolutions at the Noteholders' Meetings, the Tender Offer's applicable cash prices will be set on 7 December 2004 at 11:00 a.m. (CET) with settlement occurring soon thereafter.

Noteholders responding to the Tender Offer by 5:00 p.m. (CET) on 24 November 2004 will receive the full tender price, with those responding thereafter receiving a reduced tender price. Pricing details of the Tender Offer are as follows:

Issuer: InterContinental Hotels Group PLC

Notes: €600 million 4.75% Notes due 20 October 2010 (ISIN: XS0178293196)

Reference Government Security: DBR 5.25% Notes due 4 July 2010

Fixed Tender Spread for respondents on or before 5:00 p.m. (CET) on 24 November 2004: +40 bps

Illustrative Cash Price*: 105.429

Fixed Tender Spread for respondents after 5:00 p.m. (CET) on 24 November 2004: +52 bps

Illustrative Cash Price*: 104.788

*Based on adding the Fixed Tender Spread to the bid yield to maturity of the Reference Government Security quoted as of 10 November 2004 and converting to a cash price, assuming a settlement date of 9 December 2004.

The Tender Offer will be executed through the relevant clearing systems. Full details of the Tender Offer and the Noteholders' Meetings can be found in the Notice of Terms of Tender Offer dated 11 November 2004.

J.P. Morgan Securities Ltd. is acting as Lead Dealer Manager for the Tender Offer. For further details, please contact:

John Cavanagh on +44 (0) 20 7742 7506 or john.cavanagh@jpmorgan.com.

Barclays Capital and HSBC Bank plc are acting as Co-Dealer Managers for the Tender Offer.

HSBC Bank plc of 8 Canada Square, London E14 5HQ is acting as Tender Agent for the Tender Offer.

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by IHG, J.P. Morgan Securities Ltd., Barclays Capital and HSBC Bank plc to inform themselves about, and to observe, any such restrictions.

This press release does not constitute, or form part of, any solicitation of any offer or invitation to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Tender Offer are sought by this press release.

The Tender Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of the Notes in any jurisdiction in which the making or tender thereof will not be in compliance with the laws of such jurisdiction. Please refer to the Notice of Terms of Tender Offer dated 11 November 2004 for details of further restrictions relating to the Tender Offer.

The Tender Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the Internet. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid. The Tender Agent will not accept any tender on behalf of IHG by any such use, means, instrumentality of facility of from within the United States. Any Noteholder who holds its notes through a custodian in the United States should contact the Lead Dealer Manager.

The Tender Offer is not being made in the Republic of Italy ("Italy") and the tender offer document has not been submitted to the clearance procedure of Commissione Nazionale per le Societa e la Borsa pursuant to Italian laws and regulations and may not be used in Italy in connection with the Tender Offer. Accordingly, holders of Notes are hereby notified that, to the extent such holders are Italian residents or located in the Republic of Italy, the Tender Offer is not available to them and, as such, any tenders received from such persons shall be void and neither the tender offer document nor any other material relating to the Tender Offer may be distributed or made available in Italy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 November 2004